

DIVISION OF
CORPORATION FINANCE

Via fax (213) 689-8639

June 10, 2010

Gary Guseinov
Chief Executive Office
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA. 90017

      Re: **CyberDefender Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              File No. 000-53475

Dear Mr. Guseinov:

      We have reviewed your response letter dated May 10, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 29, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 28

1.   We note your response to prior comment 6 where you explain why the company believes the material weakness in your internal controls over financial reporting does not impact your ability to resolve the reported deficiency in your disclosure controls and procedures. However, it is not clear from your response how you concluded that the lack of independent directors and an audit committee to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with GAAP would not impact

your ability to record, process, summarize and report your financial information in a timely manner or, in other words, to maintain effective disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Please explain further how you determined that the material weakness in your internal controls over financial reporting should not also be considered a material weakness (or significant deficiency) in your disclosure controls and procedures**.**

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   We reference your response to our prior comment 10. We note that you sell bundled arrangements which include a term license with a one-time technical support call and you immediately recognize the portion of the sale that relates to the one-time technical support call.   It appears from your response that you are using the residual method in order to allocate a portion of the arrangement fee to the one-time technical support call. Please confirm and if true, tell us how you have established VSOE of fair value for the term license. In this regard, tell us if you have a history of selling the term licenses separately and describe further the process you use to evaluate the various factors that affect your VSOE, including customer type, product, or other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to ASC 985-605-25-6. In addition, describe further the services provided with the one-time technical support call and tell us when during the sales process you actually perform these services.

3.   We also note that you sell bundled arrangements that include a term license sold with premium service and you account for the service element as a separately priced warranty pursuant to the guidance in ASC 605-20-25-3. Considering these services are sold in conjunction with a software deliverable (i.e. term licenses), tell us why you believe the premium services are not considered PCS services pursuant to the guidance in ASC 985-605-25-66. In addition, please describe the process you use to determine VSOE of fair value for both undelivered elements in these arrangements (premium services and term licenses) and tell us how your accounting for these arrangements complies with the guidance in ASC 985-605-25-6 through 25-10.

4.   We also note for your premium services, when historical evidence indicates that the costs of performing services under the contract are incurred on an other than straight-line basis, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing the services under the contract. Please describe, in detail, the historical evidence used to support your accounting for a portion of the premium service fees up-front. We refer you to ASC 985-605-25-68. Also, for each period presented, tell us the amount of premium

> service fees recognized in income and tell us what portion of such fees were recognized at the time of purchase of the bundled license arrangement.

5. We note your response to our prior comment 12 where you provide your analysis of gross refunds and chargebacks to gross sales for fiscal 2008 and 2009 based on non-GAAP measures. Please provide an analysis of your chargeback activity, which reflects the impact of your actual chargebacks for each period presented to your GAAP revenues. For instance, it is unclear how the $3,871,516 of gross chargebacks for fiscal 2009 would have only impacted your fiscal 2009 revenues by $26,886.

Advertising Costs, page F-9

6. Please explain further the following with regards to your response to our prior comment 13:
    *   Describe further the historical response rates used to determine whether a specific direct-response campaign will be profitable. Tell us when you first began your direct advertising response campaigns and at what point the company determined you had accumulated verifiable historical patterns of results from your campaigns to support capitalizing such costs;
    *   Explain further how the use of historical renewal rates factors into your analysis as to whether a specific direct response campaign will be profitable. Also, tell us whether you attribute the renewal rates to specific direct response advertising campaigns and if so, tell us how you are reasonably able to make that correlation; and
    *   We note that you establish separate cost pools based on monthly costs. Tell us whether you have separate direct-response advertising efforts for individual products. If so, please explain further why you believe it is appropriate to pool the costs for the various individual efforts by month versus by product and how you determined your accounting complies with the guidance in ASC 340-20-35.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief